

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 9, 2018

Matthew S. Harrison
Executive Vice President and Chief Financial Officer
Summit Midstream Partners, LP
1790 Hughes Landing Boulevard, Suite 500
The Woodlands, Texas

> **Re:** **Summit Midstream Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 1-35666**

Dear Mr. Harrison:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products